KW 3/22

13014744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 18 2013
Washington DC
400

| SEC FILE NUMBER |
|---|
| 8- 68512 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RiverRock Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Southwest Freeway, Suite 3120
(No. and Street)

Houston (City) Texas (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James T. Hickey (713) 375-1304
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

500 Dallas Street, Suite 2500 (Address) Houston (City) Texas (State) 77002 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/27

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, James T. Hickey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RiverRock Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KRISTA R. FULLER
Notary Public, State of Texas
My Commission Expires
August 18, 2014

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RIVERROCK SECURITIES, LLC
# (A DEVELOPMENT STAGE COMPANY)

## FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AND INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

## DECEMBER 31, 2012

*RIVERROCK SECURITIES, LLC*
*(A DEVELOPMENT STAGE COMPANY)*

## INDEX TO FINANCIAL STATEMENTS


PAGE

**Independent Auditor's Report** ........ 1

**Statement of Financial Condition** – As of December 31, 2012 ........ 3

**Statements of Operations** – For the Year Ended December 31, 2012 and Period from Inception (April 13, 2008) to December 31, 2012 ........ 4

**Statements of Changes in Member's Equity** – For the Period from Inception (April 13, 2008) through December 31, 2012 ........ 5

**Statements of Cash Flows** – For the Year Ended December 31, 2012 and Period from Inception (April 13, 2008) to December 31, 2012 ........ 6

**Notes to Financial Statements** ........ 7

**Schedules**:

I. Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ........ 10

II. Exemption Claimed from the Provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 ........ 11

**Independent Auditor's Report on Internal Control** ........ 12

## INDEPENDENT AUDITOR'S REPORT

February 28, 2013

Board of Directors
RiverRock Securities, LLC
Houston, Texas

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of RiverRock Securities, LLC (a development stage entity) as of December 31, 2012 and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2012 and the period from Inception (April 13, 2008) to December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RiverRock Securities, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year ended December 31, 2012 and the period from Inception (April 13, 2008) to December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going-concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has not yet commenced operations. Its ability to continue as a going concern is dependent upon its ability to develop additional sources of capital and ultimately achieve profitable operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also discussed in Note 1 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hein + Associates LLP

Hein & Associates LLP

*RIVERROCK SECURITIES, LLC*
*(A DEVELOPMENT STAGE COMPANY)*

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2012**

**ASSETS**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 5,760 |
| Prepaid assets | | – |
| Total current assets | | 5,760 |
| Total assets | $ | 5,760 |

**LIABILITIES AND MEMBER'S CAPITAL**

| | | |
|---|---|---|
| **CURRENT LIABILITIES–** | | |
| Accounts payable | $ | 22 |
| Total current liabilities | | 22 |
| Total liabilities | | 22 |
| **MEMBER'S CAPITAL** | | 5,738 |
| Total liabilities and member's capital | $ | 5,760 |

*See accompanying notes to these financial statements.*

## *RIVERROCK SECURITIES, LLC*
## *(A DEVELOPMENT STAGE COMPANY)*

### STATEMENTS OF OPERATIONS

| | YEAR ENDED DECEMBER 31, 2012 | FROM INCEPTION (APRIL 13, 2008) TO DECEMBER 31, 2012 |
|---|---|---|
| **REVENUES** | $ 11,964 | $ 11,964 |
| **EXPENSES:** | | |
| Legal, accounting and regulatory fees | 71,975 | 298,334 |
| General and administrative | 47,457 | 62,230 |
| Total expenses | 119,432 | 360,564 |
| **NET LOSS** | $ (107,468) | $ (348,600) |

*See accompanying notes to these financial statements.*

*RIVERROCK SECURITIES, LLC*
*(A DEVELOPMENT STAGE COMPANY)*

## STATEMENTS OF CHANGES IN MEMBER'S EQUITY

| | MEMBER'S EQUITY | ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE | TOTAL MEMBER'S EQUITY |
|---|---|---|---|
| **BALANCES (UNAUDITED),** Inception (April 13, 2008) | $ – | $ – | $ – |
| Capital contributions | 156,654 | – | 156,654 |
| Net loss | – | (30,882) | (30,882) |
| **BALANCES (UNAUDITED),** December 31, 2008 | 156,654 | (30,882) | 125,772 |
| Capital contributions | 23,403 | – | 23,403 |
| Net loss | – | (76,082) | (76,082) |
| **BALANCES(UNAUDITED),** December 31, 2009 | 180,057 | (106,964) | 73,093 |
| Capital contributions | 38,321 | – | 38,321 |
| Net loss | – | (52,061) | (52,061) |
| **BALANCES (UNAUDITED),** December 31, 2010 | 218,378 | (159,025) | 59,353 |
| Capital contributions | 37,640 | – | 37,640 |
| Net loss | – | (82,107) | (82,107) |
| **BALANCES (AUDITED),** December 31, 2011 | 256,018 | (241,132) | 14,886 |
| Capital contributions | 98,320 | – | 98,320 |
| Net loss | – | (107,468) | (107,468) |
| **BALANCES (AUDITED),** December 31, 2012 | $ 354,338 | $ (348,600) | $ 5,738 |

*See accompanying notes to these financial statements.*

*RIVERROCK SECURITIES, LLC*
*(A DEVELOPMENT STAGE COMPANY)*

## STATEMENTS OF CASH FLOWS

| | YEAR ENDED DECEMBER 31, 2012 | FROM INCEPTION (APRIL 13, 2008) TO DECEMBER 31, 2012 |
|---|---|---|
| **OPERATING ACTIVITIES:** | | |
| Net loss | $ (107,468) | $ (348,600) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Expenses paid by sole member on behalf of the Company and shown as capital contributions | 19,320 | 65,338 |
| Changes in operating assets and liabilities: | | |
| Decrease (increase) in: | | |
| Prepaid expense and other current assets | 10,310 | – |
| Increase (decrease) in: | | |
| Accounts payable | (768) | 22 |
| Net cash used in operating activities | (78,606) | (283,240) |
| **FINANCING ACTIVITIES–** | | |
| Capital contributions – cash | 79,000 | 289,000 |
| Net cash provided by financing activities | 79,000 | 289,000 |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | 394 | 5,760 |
| **CASH AND CASH EQUIVALENTS**, beginning of period | 5,366 | – |
| **CASH AND CASH EQUIVALENTS**, end of period | $ 5,760 | $ 5,760 |

*See accompanying notes to these financial statements.*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Organization and Nature of Operations* – RiverRock Securities, LLC (the "Company") is a development stage entity that was incorporated in Delaware on April 13, 2008. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a FINRA-Member. The Company was established to partner with third party fund marketers, merchant banks and independent investment bankers on private placements and other investment banking advisory services.

*Cash Equivalents*– The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Income Taxes* – As a limited liability company, no provision for federal income taxes has been made in the Company's financial statements as the Company is a disregarded entity for income tax purposes and is not subject to federal income tax. The results of operations are included in the tax returns of the members. Certain transactions of the Company may be subject to accounting methods for income tax purposes which differ from the accounting methods used in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Accordingly, the net income or loss of the Company and the resulting balances in members' capital accounts reported for income tax purposes may differ from balances reported for those same items in the accompanying financial statements. The Company's tax return and the amount of allocable income or loss are subject to examination by federal and state taxing authorities. If such examinations result in changes to income or loss, the tax liability of the members would be changed accordingly. The Company is not aware of any uncertain tax positions at December 31, 2012.

*Revenue Recognition* – The Company derives its revenue from customers that contract the Company to find suitable investors to invest in customer funds/investments. The Company earns a monthly retainer fee for this service and a placement fee based upon a percentage of the capital raised if an investment is placed. The Company, in turn, contracts registered representatives to find suitable investors for the customers and pays the registered representative 90% of all monthly retainers received from the customers. The Company has not had any placements to date and has only earned monthly retainer fees.

*Use of Estimates* – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

*Going Concern and Plan of Operation* – The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the development stage and has not earned any significant revenues from operations to date. The Company is currently dependent upon capital from its sole member to fund operations until profitable operations are sustained. These conditions raise substantial doubt about its ability to continue as a going concern.

The Company is currently devoting its efforts to beginning profitable operations. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

*Development Stage Company* – The Company is considered to be a development stage enterprise because while its planned principal operations have commenced, there has been no significant revenues derived from its operations. The statements of operations, member's equity and cash flows present the accumulated activities from the inception of the current operations activities to present.

## 2. RELATED PARTY TRANSACTIONS

The Company is dependent upon its sole member for capital contributions to fund its operations. For the year ended December 31, 2012 and from the inception date of April 13, 2008 to December 31, 2012, the Company's sole member paid $19,320, and $65,338, respectively, of legal, regulatory and accounting fees on behalf of the Company. The Company has recorded these amounts paid by its sole member as capital contributions in the accompanying financial statements.

During the year ended December 31, 2012, the Company incurred expenses of $18,000 with its sole member for contract services, which included the use of personnel, office space and other office expenses. For these services the Company recorded $14,000 of this expense as a capital contribution and paid $4,000 in cash.

The Company has an office and administrative agreement with a related entity. The agreement requires the Company to pay $3,000 per month and extends through September, 2013. During the year ended December 31, 2012, the Company paid $6,000 in cash to the related party under the contract services agreement which included the use of personnel, office space and other office expenses. At December 31, 2012; the Company had $27,000 of future commitments due in 2013 to this related party.

## 3. MINIMUM NET CAPITAL REQUIREMENT

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule. At December 31, 2012 the Company was in compliance with the minimum net capital requirement.

## 4. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2013, the date which the financial statements were available to be issued. In January and February of 2013 the Company received cash contributions totaling $14,000 from its sole member.

## *RiverRock Securities, LLC*
## *(A Development Stage Company)*

### Schedule I

### Computation of Net Capital Pursuant to Rule 15c3-1 of The Securities and Exchange Commission

### As of December 31, 2012

| | |
|---|---|
| **Computation of Net Capital–** | |
| Total member's equity (from statement of changes in member's equity) | $ 5,738 |
| Net capital | $ 5,738 |
| **Computation of Aggregate Indebtedness–** | |
| Total aggregate indebtedness | $ 22 |
| Percentage of aggregate indebtedness to net capital | $ .38% |
| **Computation of Basic Net Capital Requirements–** | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 1 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement (greater of above amounts) | $ 5,000 |
| Net capital deficit | $ – |

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2012 differs by $467 from the amount of total member's equity in the above computation.

## SCHEDULE II

## EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15C3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

## AS OF DECEMBER 31, 2012

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(1) since the Company does not handle customer funds and/or securities.

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

February 28, 2013

Board of Directors
RiverRock Securities, LLC
Houston, Texas

In planning and performing our audit of the financial statements of RiverRock Securities, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency or combination of deficiencies in internal control, that is less severe than material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be presented, detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses, and therefore, there can be no assurance that all material weaknesses have been identified.

We consider the following deficiency in the Company's internal control to be a material weakness:

*The Company's Accounting/Financial Reporting Function*

The Company has not properly segregated duties as one individual initiates, authorizes, and completes all transactions. The Company has not implemented measures that would prevent the individual from overriding the internal control system. In conjunction with the lack of segregation of duties, the Company does not have specific anti-fraud controls. While the Company found no evidence of fraudulent activity, one individual has access to the accounting records, has authorization rights and can access the corporate assets, principally the operating bank account.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully,

Hein + Associates LLP

Hein & Associates LLP